111 Congress Avenue, Suite 1700 Austin, Texas 78701 512.320.9200 Phone 512.320.9292 Fax andrewskurth.com

August 22, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549-4561

RE:	Crossroads Systems, Inc. Registration Statement on Form S-1 Initially Filed May 10, 2013
Amendment No. 1 Filed July 8, 2013
Amendment No. 2 Filed July 26, 2013 CIK No. 1093207, File No. 333-188549

Ladies and Gentlemen:

We are submitting this letter on behalf of our client, Crossroads Systems, Inc. (the “Company”), in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated August 8, 2013 (the “Staff Letter”) relating to the above-referenced filing (such filing, as amended by Amendment No. 1 and Amendment No. 2 thereto, the “Previous Filing”). The Company is concurrently filing an amended Registration Statement on Form S-1 (“Amendment No. 3” and, the Previous Filing as so amended by Amendment No. 3, the “Registration Statement”).

In this letter, we have reproduced the comments from the Staff Letter in italicized, bold type and followed each comment with the Company’s response. Except as otherwise specifically indicated, page references correspond to the pages of Amendment No. 3.

Prospectus Summary

Fortress Transactions, page 2

1.	Please provide us your analysis supporting your reliance on the Section 4(2) exemption for the issuance of the warrants and related offer of the underlying shares of common stock, while the public offering under the Form S-1 was in progress. You should note the applicability of the restriction on general solicitation. In your response, please tell us the means by which Fortress was solicited. For guidance, refer to Section II.C of Securities Act Release No. 8828 (August 3, 2007).

Response: The Company respectfully advises the Staff that it believes that the issuance of a warrant (the “Fortress Warrant”) and the related offer of the underlying shares of common stock to CF DB EZ LLC (“Warrant Holder”) satisfy the requirements for a private placement in reliance on Section 4(a)(2) (formerly Section 4(2)) of the Securities Act of 1933, as amended (the “Securities Act”). The Company believes that its conclusion is supported by (i) the status of Warrant Holder as an “accredited investor” as set forth below, (ii) the history of the negotiation of the Fortress transactions and (iii) the fact that the Registration Statement was not used to solicit Fortress’s interest in the Fortress transactions.

Securities and Exchange Commission

Re: Crossroads Systems, Inc. Registration Statement on Form S-1

File No. 333-188549

August 22, 2013

Analysis Supporting Reliance on Section 4(a)(2) of the Securities Act

Negotiations regarding the transactions with Fortress Credit Co LLC (together with its affiliates, “Fortress”), which is an affiliate of Fortress Investment Group LLC, began in early 2013, prior to the initial filing of the Registration Statement. The Company’s former President and Chief Executive Officer was contacted by a representative of National Securities Corporation (“National Securities”), who had an existing relationship with Fortress from previous business transactions. This representative introduced Company representatives to Fortress representatives to discuss the possibility of a debt financing transaction secured by certain of the Company’s intellectual property. The first meeting between Company representatives and Fortress representatives took place on January 22, 2013. On February 20, 2013, the Company formally engaged National Securities to act as the Company’s financial advisor in its negotiations with Fortress. National Securities has advised the Company that it did not contact any prospective partners other than Fortress on behalf of the Company.

Over the course of the next few months, the Company and Fortress began negotiating the high-level terms of a transaction. The initial draft of a term sheet was proposed by Fortress and provided on April 10, 2013, a month prior to the initial filing of the Registration Statement on May 10, 2013. This initial draft term sheet contemplated the issuance of warrants in connection with a secured credit agreement, meaning that Fortress expressed interest in acquiring (and in fact proposed the issuance of) warrants prior to the initial filing of the Registration Statement. Fortress’s interest in warrants was not instigated by any general solicitation by the Company, whether through the Registration Statement or otherwise.

In addition, in Section 8 of the Fortress Warrant, the Warrant Holder made, among others, representations and warranties to the effect summarized below, which representations and warranties further support the Company’s reliance on Section 4(a)(2) of the Securities Act:

•	the holder acquired the Fortress Warrant and underlying common stock for its own account for investment only and not with a view towards, or for resale in connection with, the public sale or distribution thereof, except pursuant to sales registered or exempted under the Securities Act;

Securities and Exchange Commission

Re: Crossroads Systems, Inc. Registration Statement on Form S-1

File No. 333-188549

August 22, 2013

•	the holder is an accredited investor as defined in Rule 501 under the Securities Act;

•	the holder understands that the Fortress Warrant and underlying common stock were offered and sold to it in reliance on specific exemptions from the registration requirements of the Securities Act and applicable state securities laws; and

•	the holder did not learn of the investment in the Fortress Warrant and underlying common stock as a result of any general solicitation or general advertising. (Emphasis added.)

In addition to the representations and warranties summarized above, the Fortress Warrant was issued with the following legend, and the warrant requires that the underlying shares be issued with substantially the same legend (until resold pursuant to the Registration Statement):

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER EITHER THE SECURITIES ACT OF 1933, AS AMENDED (THE “1933 ACT”), OR APPLICABLE STATE SECURITIES LAWS (THE “STATE ACTS”), AND SHALL NOT BE SOLD, ASSIGNED, PLEDGED, HYPOTHECATED, DONATED OR OTHERWISE TRANSFERRED (WHETHER OR NOT FOR CONSIDERATION) BY THE HOLDER EXCEPT BY REGISTRATION OR PURSUANT TO AN EXEMPTION FROM REGISTRATION UPON THE ISSUANCE TO THE COMPANY OF A FAVORABLE OPINION OF COUNSEL OR OTHER EVIDENCE REASONABLY SATISFACTORY TO THE COMPANY TO THE EFFECT THAT ANY SUCH TRANSFER SHALL NOT BE IN VIOLATION OF THE 1933 ACT AND THE STATE ACTS.”

Based upon (i) the history and timing of the negotiations with Fortress, (ii) the fact that Fortress initially proposed the inclusion of warrants in the transaction and (iii) the representations Warrant Holder made to the Company relating to the availability of a private placement exemption, the Company believes that the issuance of the Fortress Warrant and the offer of the underlying common stock met the requirements for the exemption from registration pursuant to Section 4(a)(2) of the Securities Act.

Securities and Exchange Commission

Re: Crossroads Systems, Inc. Registration Statement on Form S-1

File No. 333-188549

August 22, 2013

Application of Commission Interpretive Guidance

The Company has reviewed Securities Act Release No. 33-8828 (August 3, 2007) (“Release 33-8828”), and in particular Section II.C thereof. As the Staff is aware, Release 33-8828 emphasizes that “the filing of a registration statement does not, per se, eliminate a company’s ability to conduct a concurrent private offering, whether it is commenced before or after the filing of the registration statement” (emphasis added). The determination of whether the public filing of a registration statement would affect the availability of a private placement exemption for a concurrent unregistered transaction depends primarily on whether the investor(s) in the private placement was (were) “solicited by the registration statement or through some other means that would otherwise not foreclose the availability of the Section 4[(a)](2) exemption.”

In Release 33-8828, the Staff set forth several examples of circumstances in which an investor in a private placement would not be deemed to have been solicited by a filed registration statement. In particular, the Staff explained that if an investor becomes aware of a potential offering “through a substantive, pre-existing relationship with the company or direct contact by the company or its agents outside of the public offering effort” or “if the company is able to solicit interest in a concurrent private placement by contacting prospective investors who (1) were not identified or contacted through the marketing of the public offering and (2) did not independently contact the issuer as a result of the general solicitation by means of the registration statement, then the private placement could be conducted in accordance with Section 4[(a)](2) while the registration statement for a separate public offering was pending” (emphasis added). On the other hand, the Staff stated, if an investor “became interested in the purportedly private offering by means of the [filed] registration statement, then the Section 4[(a)](2) exemption would not be available for that offering.”

As described above under “—Analysis Supporting Reliance on Section 4(a)(2) of the Securities Act,” negotiations regarding the Fortress transactions began well in advance of the initial filing of the Company’s Registration Statement on May 10, 2013. The issuance of the Fortress Warrant in connection with Fortress transactions was contemplated in the initial draft term sheet that the Company received from Fortress in early April 2013, one month before the Registration Statement was initially filed. Also, as stated above, the Warrant Holder expressly represented to the Company that it was not solicited by means of a general solicitation or public offering.

Securities and Exchange Commission

Re: Crossroads Systems, Inc. Registration Statement on Form S-1

File No. 333-188549

August 22, 2013

Therefore, the Company respectfully submits that the filing and pendency of the Registration Statement while the Fortress transactions were being negotiated, and the fact that the Fortress Warrant was issued while the Registration Statement was on file with the Commission, do not negate the availability of the exemption from registration provided by Section 4(a)(2) of the Securities Act.

Additional Aspects of the Fortress Transactions

The Company is aware of the guidance set forth in the Staff’s Compliance and Disclosure Interpretation 139.25 (“C&DI 139.25”), in which the Staff stated that, following Release 33-8828, the so-called “five-factor” test set forth in Securities Act Rule 502(a) — and initially articulated in Release No. 33-4552 (November 6, 1962) — does not apply to the analysis of integration issues in situations where the issuer is conducting a public offering concurrently with a private offering. However, the Fortress transactions have several important characteristics that further indicate that the issuance of the Fortress Warrant in connection therewith should not be integrated with either the public offering that was underway pursuant to the Registration Statement or the Company’s March 2013 private placement of preferred stock and warrants. Although the “five-factor” test does not apply to the question of whether the concurrent public offering by the Company forecloses the availability of the Section 4(a)(2) exemption for the issuance of the Fortress Warrant, a review of the factors and the related Staff policies illustrates that the placement of the Fortress Warrant should not be integrated with the Company’s concurrent public offering or its March 2013 private placement of preferred stock and warrants.

First, the March 2013 private placement described in the Registration Statement represented a passive investment while the Fortress transactions represented a set of strategic transactions with the Company. The Registration Statement describes the partnership arrangement through which Fortress may control any efforts to monetize the assigned patents and may receive a portion of the proceeds therefrom. The strategic component of the Fortress transactions and the ongoing business partnership between the Company and Fortress indicates that the Fortress transactions should not be viewed as “part of a single plan of financing” or “made for the same general purpose” as the March 2013 private placement or the public offering of the underlying common shares. Second, the Fortress Warrant was only ancillary to the primary capital-raising component of the Fortress transactions, which was the Credit Agreement described in the Registration Statement. Fortress required the Company to issue the Fortress Warrant as part of the transactions in order to obtain the debt financing on terms acceptable to the Company. Third, the secured debt arrangement represented by the Credit Agreement is significantly different than the equity securities issued in the March 2013 private placement; therefore the respective sales to Fortress and to the investors in the March 2013 private placement do not involve “issuance of the same class of securities,” even though both transactions included warrants to purchase common stock. The Company acknowledges that the March 2013 private placement, the public offering of the underlying common stock and the Fortress transactions took place around the same time, but respectfully submits that the totality of the factual circumstances surrounding those transactions indicates that the Fortress transactions should not be deemed to be integrated with the March 2013 private placement or the public offering of the common stock underlying the securities issued in the March 2013 private placement.

Securities and Exchange Commission

Re: Crossroads Systems, Inc. Registration Statement on Form S-1

File No. 333-188549

August 22, 2013

2.	Please expand to further describe the Fortress transaction, including:
•	The purpose and potential effect on investors of the assignment of substantially all your intellectual property to Fortress;
•	The significance of the assigned patent rights and the retained patents to your business; and
•	Whether you intend to exercise the Monetization Call Option to buy out Fortress’s interest in the partnership.

Response: In response to the Staff’s comment, the Company has revised pages 4 and 5 of the Registration Statement to further describe the elements of the Fortress transactions noted in the comment. In addition, the Company has included a cross reference to the Risk Factor “We have transferred a significant portion of our intellectual property to a limited partnership that we do not fully control. . .” on page 16, which describes the potential risks to the Company and its investors of the Company’s assignment of patent rights to an entity that it does not fully control.

The Company respectfully notes that the intellectual property assigned to the partnership with Fortress does not constitute substantially all of the Company’s intellectual property, and has revised the Registration Statement to clarify that, describing in general terms the significance of the assigned patents and the retained patents.

The Company also notes that, as disclosed elsewhere in the Registration Statement and now disclosed on page 4, it has retained a perpetual license to the intellectual property that it has assigned to the Fortress partnership, and therefore maintains the right to use such intellectual property.

3.	Refer to the second sentence of the last paragraph on page 2. Your statement qualifying the disclosure in its entirety suggests that the summary descriptions of the agreements are not materially complete. Please delete the phrase in its entirely or otherwise revise.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 2 to remove the qualification of the disclosure to the text of the agreements filed as exhibits to the Registration Statement.

4.	It appears that you have not included the Agreements Regarding Issue Price that you describe at the bottom of page 6 but from which you qualify the disclosure. Please file a copy of these agreements.

Securities and Exchange Commission

Re: Crossroads Systems, Inc. Registration Statement on Form S-1

File No. 333-188549

August 22, 2013

Response: In response to the Staff’s comment, the Company has filed the Agreement Regarding Issue Price as Exhibit 10.30 to the Registration Statement. The Company respectfully advises the Staff that there was only one Agreement Regarding Issue Price, and has corrected the disclosure on page 6 accordingly. Shortly prior to the closing of the Fortress transactions, two Agreements Regarding Issue Price were combined into one agreement, and the related disclosure was inadvertently not updated.

The Company did not file this agreement initially due to its belief that such agreement was not material to the Company nor a material component of, nor material to an understanding of, the Fortress transactions. The Company acknowledges that it describes such agreement in its description of the Fortress transactions and has filed such agreement in response to the Staff’s comment.

Executive Compensation

Employment Agreements and Severance Arrangements and Severance Arrangements, page 62

5.	We note the Form 8-K filed August 7, 2013. As material, disclose the terms of Mr. Coleman’s employment agreement. Also, file the Employment Agreement as an exhibit as required by Item 601(b)(10) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has provided the required disclosure of the material terms of Mr. Coleman’s employment agreement on page 62 of the Registration Statement and has filed Mr. Coleman’s employment agreement as Exhibit 10.31.

Item 15. Recent Sales of Unregistered Securities

1. Private Placements, page II-3

6.	Please disclose the exemption claimed and facts relied upon to make the exemption available for the issuance of the warrants on July 2013. Refer to Regulation S-K Item 701.

Response: The Company respectfully directs the Staff’s attention to the last paragraph of “Item 15. Recent Sales of Unregistered Securities” on page II-4 of the Registration Statement, which discloses the exemptions claimed for the issuances described in Items 1 through 5 thereof. Additionally, the Company has revised page II-3 of the Registration Statement to include a brief statement of the facts relied upon to determine the availability of the exemption from registration for the warrant issued to Fortress in July 2013, as required by Item 701 of Regulation S-K.

Securities and Exchange Commission

Re: Crossroads Systems, Inc. Registration Statement on Form S-1

File No. 333-188549

August 22, 2013

Exhibit 5.1

7.	Please file an opinion that removes the assumption in paragraph (4)(i). Refer to Section II.B.3.a of Staff Legal Bulletin No. 19 (October 14, 2011).

Response: The Company notes that Item 601(b)(5) of Regulation S-K requires an opinion of counsel indicating that securities to be registered, when sold, will be “legally issued, fully paid and non-assessable.” According to Section II.B.1.a of Staff Legal Bulletin No. 19 (“SLB 19”), “the [Commission] staff understands the phrase “legally issued” (the opinion may say “validly issued”) to mean that: (1) the registrant is validly existing under the laws of the jurisdiction in which it is incorporated, and the securities are duly authorized; (2) the actions required by applicable state corporation law to approve the issuance of the securities have been taken; and (3) the securities have been or will be issued in compliance with the requirements of that law, the registrant’s certificate or articles of incorporation and bylaws, and the resolutions approving the issuance of those securities” (emphasis added).

As the Staff is aware, the issuance of capital stock by a Delaware corporation such as the Company must be approved by the Board of Directors as required by the General Corporation Law of the State of Delaware (the “DGCL”), in particular Section 161 thereof. In Grimes v. Alteon, Inc., 804 A.2d 256 (Del. 2002), the Delaware Supreme Court stated that “[t]aken together, these provisions [of Subchapter V of the DGCL related to issuance of stock] confirm the board's exclusive authority to issue stock and regulate a corporation's capital structure” (emphasis added). Accordingly, the DGCL does not permit a corporation’s board of directors to delegate the authority to issue shares to a body other than the Board of Directors.

Andrews Kurth LLP (“AK”) is aware of the direction in Section II.B.3.a of SLB 19 that “counsel should not assume that the registrant [. . .] has taken all corporate actions necessary to authorize the issuance of the securities.” In the case of the Common Shares, the Conversion Shares and the Warrant Shares (each as defined in the legal opinion), AK has delivered the required opinion without any assumption as to corporate approvals. However, the Dividend Shares will be authorized, if at all, at a future time as described in the following paragraph. Because the Board of Directors of the Company has not yet approved the issuance of the Dividend Shares as required by the DGCL, AK has advised the Company that it is not possible to provide a legal opinion that the Dividend Shares (as defined in the opinion) will be validly issued without assuming that the necessary Board approval will have been obtained.

Dividends on the Company’s 5.0% Series F Convertible Preferred Stock (the “Series F Preferred”) are payable semi-annually. On each semi-annual dividend payment date, the Company (acting through its Board of Directors) may elect to pay such dividend in cash or common stock, as permitted by Section 4 of the Certificate of Designation governing the Series F Preferred. This Certificate of Designation has been filed as an exhibit to the Registration Statement and may be accessed at http://www.sec.gov/Archives/edgar/data/1093207/000114420413017100/v338922_ex3-1.htm. In making this decision, the Board expects to take into consideration, among other things, the Company’s cash position at that time and the potential dilution to common stockholders of issuing common shares as a dividend. If the Board of Directors decides to pay the required dividends in common stock, it would approve at that time both the declaration of the dividend (included requisite matters such as the record date) and the issuance of such shares, and such shares would be “Dividend Shares” as defined in the legal opinion. Because the board approval of the Dividend Shares, if issued, will take place in the future, it is not possible to deliver a legal opinion that such Dividend Shares are validly issued without assuming that such required board approval will take place.

Securities and Exchange Commission

Re: Crossroads Systems, Inc. Registration Statement on Form S-1

File No. 333-188549

August 22, 2013

The June 30, 2013 dividend on the Series F Preferred was paid with 57,097 shares of common stock, as disclosed under “Item 15. Recent Sales of Unregistered Securities — 1. Private Placements” on page II-3 of the Registration Statement. In connection with that dividend, the Board of Directors adopted resolutions approving the issuance of these 57,097 shares of common stock. These 57,097 shares of common stock are included in the “Common Shares” described in paragraph 1 of the opinion and are not subject to the assumption noted in the Staff’s comment. The Board of Directors expects to follow the same approval process for each future semi-annual dividend payment, approving the issuance of Dividend Shares shortly prior to each payment date if it determines to pay such dividends in common stock rather than cash.

Please refer any questions to the undersigned at (512) 320-9284 or to Michael Sullivan of Andrews Kurth LLP at (512) 320-9287. Thank you for your attention to this matter.

Respectfully submitted,
Andrews Kurth LLP
/s/ J. Matthew Lyons J. Matthew Lyons